Exhibit 99.2

Allot Named Market Leader in Infonetics Deep Packet
Inspection Report

Allot Clear Leader in Mobile Space with Significant Traction in LTE

May 7, 2013 – Hod Hasharon, Israel – Allot Communications Ltd. (NASDAQ: ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband service providers worldwide, announced today that it has been named the overall market share leader for 2012 in the Infonetics “Service Provider Deep Packet Inspection Products” report published on April 25, 2013.

Infonetics has attributed Allot’s lead to increased sales to the Americas and boosted revenue from Asia Pacific. In addition to being the overall market share leader, Allot is also named as the clear leader in the mobile DPI market and the wireless DPI segment, which has been forecasted by Infonetics to grow at a CAGR of 33 percent rate by 2017.

“The DPI market has evolved from selling boxes to incorporating DPI technology into solutions that help service providers address specific business issues. Allot’s expansion of its product portfolio over the past few years, including its recent acquisitions of Ortiva Wireless and Oversi, enable it to provide integrated offerings to manage one of operators’ most pressing challenges, that of rapidly rising video consumption,” said Shira Levine, Directing Analyst, Service Enablement and Subscriber Intelligence at Infonetics Research.

Allot’s assertive approach is paying dividends, both in terms of market leadership and as the early mover in consolidating video under the DPI umbrella.  As data usage over mobile networks continues to rise, operators are adopting solutions that not only manage the increased traffic, but include specialized capabilities like video optimization, content caching, and usage-based billing. The Allot Service Gateway expands the options for wireline and mobile broadband service providers to differentiate their service offering and to meet the ever growing demand of the subscriber’s “digital lifestyle.”

“As a pioneer in this space, Allot helped reshape the DPI market and our Service Gateway continues to meet the evolving needs of operators as they roll out their LTE networks,” said Andrei Elefant, VP Product Management and Marketing of Allot Communications. “Being recognized by Infonetics as the market share leader demonstrates the importance of the Allot Service Gateway’s tailored services to enable further monetization of network provider’s investments.”

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle.  Allot’s DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to shape digital lifestyle experiences and to capitalize on the network traffic they generate.  Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables service providers worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information please visit: www.allot.com

Safe Harbor Statement

Information provided in this press release may contain statements relating to current expectations, estimates, forecasts and projections about future events that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements generally relate to the Company's plans, objectives and expectations for future operations, including the expectation to implement the next stage of deployment of tiered services and other prospects of the frame agreement. These forward-looking statements are based upon management's current estimates and projections of future results or trends. Actual future results may differ materially from those projected as a result of certain risks and uncertainties. These factors include, but are not limited to: the expected characteristics of the deployed solution with the LATAM Tier-1 Operator and the ability to secure future orders from said customer, changes in general economic and business conditions and, specifically, a decline in demand for the company's products; the company's inability to develop and introduce new technologies, products and applications; loss of market; and other factors discussed under the heading "Risk Factors" in the company's annual report on Form 20-F filed with the Securities and Exchange Commission. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Allot Communications
Maya Lustig | Director of Corporate Communications
+972.9.7616851| mlustig@allot.com

Finn Partners for Allot Communications
Amy Farrell, (214) 250-4995 amyf@finnpartners.com